Suffolk Bancorp

4 West Second Street

Riverhead, New York 11901

November 27, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Suffolk Bancorp Registration Statement on Form S-1 Filed October 22, 2012 File No. 333184530

Dear Mr. Clampitt:

On behalf of Suffolk Bancorp, a New York corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”).

Amendment No. 1 reflects certain revisions of the Registration Statement in response to the comment letter dated November 19, 2012 from the staff of the Commission (the “Staff”). Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of Amendment No. 1.

Recent Developments, page 2

1.	Noting your characterization, pages 65 and 75 of your Form 10-K and in your footnote to your financial statements on page 32 of your most recent Form 10-Q, of the SEC action to be “an informal inquiry,” please disclose in this section that the SEC has commenced a formal investigation.

Response: In response to the Staff’s comment, the Company has revised page 2 of Amendment No. 1.

Michael R. Clampitt

U.S. Securities and Exchange Commission

2.	Please revise the first paragraph to disclose that you sold shares to the accredited investors at $13.50 per share a discount of $2.60 or 16 percent below the market price on the day before the closing but at the same time also sold shares to your directors and officers at $16.44. Please explain the reason for the difference in prices. In addition, please provide management’s reasons for not offering the shares to all shareholders.

Response: In response to the Staff’s comment, the Company has revised page 2 of Amendment No. 1 to disclose that the Company sold shares to the institutional investors at a price of $13.50 per share, a discount of $2.60 or 16 percent below the last reported sale price on the day of the closing of the sale, and also sold shares to certain directors and officers of the Company at a price $16.44 per share. The Company has also revised page 2 of Amendment No. 1 to explain the reason for the difference in prices and the Company’s reasons for not offering the shares for sale to all shareholders of the Company.

3.	Noting the second full paragraph on page 9 of your Form 10-K, and your recent disclosures in your September 30, 2012 Form 10-Q, please revise the S-1 to provide a detailed discussion and analysis of the provisions of your agreement with the Comptroller of the Currency. State that the reasons for the Agreement were the findings of the Comptroller that you engaged in “unsafe and unsound banking practices” involving the following three major issues: asset quality: compliance; and management. Disclose the reasons why the Agreement is still outstanding. Identify those provisions with which you are not in full compliance and explain why you are not in compliance.

Response: In response to the Staff’s comment, the Company has incorporated by reference into the Registration Statement the detailed discussion and analysis of the provisions of the Agreement with the Comptroller of the Currency (the “Agreement”) set forth in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012. The Company has also revised page 2 of Amendment No. 1 to disclose that the reasons for the Agreement were the findings of the Comptroller that the Company engaged in “unsafe and unsound banking practices” involving the following three major issues: asset quality; compliance; and management. The Company has also elaborated on the status of the Agreement.

Risk factors, page 2

4.	Revise the first paragraph to update for the recently filed Form 10-Q for the period ended September 30, 2012.

Michael R. Clampitt

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has revised page 3 of Amendment No. 1 to incorporate by reference the risk factors set forth in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012.

5.	Please reconcile the following:

•	your risk factor on page 73-74 of your Form 10-K in which you state that the SEC investigation could have a material adverse effect on you; and

•

pages 65 and 75 of your Form 10-K and your footnote to your financial statements on page 33 of your Form 10-Q for the quarterly period ended September 30, 2012 in which you state that the SEC investigation will not have a material adverse effect on you.

Response: In response to the Staff’s comment, the Company has revised page 3 of Amendment No. 1 to restate the risk factor on page 74 of the Company’s Annual Report on Form 10-K to clarify the potential impact of the Commission’s investigation on the Company’s results of operations and financial condition.

Plan of Distribution, page 5

6.	Please revise to clearly state that a post-effective amendment will be filed, if any selling shareholder engages any agent to sell any of the securities for compensation, naming the agent as an underwriters and disclosing the compensation arrangements. See your Undertaking (A)(1)(iii) on page II-3.

Response: In response to the Staff’s comment, the Company has revised page 6 of Amendment No. 1.

Selling Securityholders, page 9

7.	Please revise footnotes 10 and 11 on page 11 to disclose the name of a natural person with dispositive power over the securities being sold.

Response: In response to the Staff’s comment, the Company has revised footnote 10 on page 11 of Amendment No. 1 to disclose the name of a natural person with dispositive power over the securities being sold by John Hancock Bank and Thrift Opportunity Fund and John Hancock Regional Bank Fund.

The Company has not revised footnote 11 on page 11 of Amendment No. 1 with respect to Wellington Management Company, LLP (“Wellington Management”). Wellington Management is the investment adviser to several entities that own shares of the Company (each a “Wellington Client”). We understand that the Staff has previously inquired about the natural persons with the power to vote or to dispose of the securities beneficially owned by Wellington Management and

Michael R. Clampitt

U.S. Securities and Exchange Commission

the Wellington Clients. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940. Under Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, as amended, Wellington Management shares beneficial ownership over the shares held by each Wellington Client. However, Wellington Management believes that it is not appropriate for Wellington Management to list a natural person in the footnotes to the table of Selling Securityholders.

Wellington Management has discussed this issue with the Staff on previous occasions, including in connection with Form S-3 registration statements filed by Provident Bankshares Corporation (File No. 333-125230) and IBERIABANK Corporation (File No.333-139984). Below are links to letters written by or on behalf of Wellington Management in those instances:

http://www.sec.gov/Archives/edgar/data/933141/000119312507059359/filename1.htm

http://www.sec.gov/Archives/edgar/data/818969/000090965408001261/filename1.txt

We understand that the Staff agreed with the analysis set forth in these letters. Wellington Management confirms that the statements in such letters remain accurate.

Exhibits

8.	As required by Item 601(b)(10), please file as an exhibit the 2010 Agreement with the Comptroller of the Currency, which remains in force.

Response: In response to the Staff’s comment, the Company has filed as an exhibit to the Registration Statement the 2010 Agreement with the Comptroller of the Currency.

*        *        *         *        *        *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact David Shapiro at (212) 403-1314.

Sincerely,

/s/ Howard C. Bluver

Howard C. Bluver

Chief Executive Officer

cc:	David E Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52 Street
New York, NY 10019